UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

dELiA*s, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

246911 10 1
(CUSIP Number)

MATTHEW L. FESHBACH
MLF INVESTMENTS, LLC
455 N. Indian Rocks Road, Suite B
Belleair Bluffs, Florida 33770
727-450-4950
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON MLF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 220,536 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 220,536 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,536 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO
(1)
Includes (i) 206,548 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Offshore Portfolio Company, L.P. and (ii) 8,795 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Partners 100, L.P.

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON MLF Offshore Portfolio Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 211,741 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 211,741 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,741 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 206,548 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Offshore Portfolio Company, L.P.

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON MLF Cayman GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 211,741 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 211,741 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,741 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 206,548 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Offshore Portfolio Company, L.P.

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON MLF Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 8,795 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 8,795 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,795 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 8,795 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Partners 100, L.P.

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON MLF Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 220,536 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 220,536 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,536 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

(1)
Includes (i) 206,548 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Offshore Portfolio Company, L.P. and (ii) 8,795 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Partners 100, L.P.

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON MLF Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 220,536 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 220,536 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,536 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)
Includes (i) 206,548 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Offshore Portfolio Company, L.P. and (ii) 8,795 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Partners 100, L.P.

CUSIP NO. 246911 10 1

1	NAME OF REPORTING PERSON Matthew L. Feshbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,183 shares
	8	SHARED VOTING POWER 220,536 shares (1)
	9	SOLE DISPOSITIVE POWER 245,183 shares
	10	SHARED DISPOSITIVE POWER 220,536 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,719 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 206,548 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Offshore Portfolio Company, L.P., (ii) 8,795 shares obtainable upon the exercise of warrants that are currently exercisable and held by MLF Partners 100, L.P.

CUSIP NO. 246911 10 1

The following constitutes Amendment No. 6 (“Amendment No. 6”) to Schedule 13D, as amended to date, filed by the undersigned (the “Schedule 13D”).  Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Following the distributions described in further detail in Item 5 below, MLF Offshore owned 5,193 Shares and warrants to purchase an additional 206,548 Shares.  The aggregate costs of such shares and warrants are approximately $32,233 and $568,006, respectively.  The funds used to purchase such Shares came from the working capital of MLF Offshore.

Following the distributions described in further detail in Item 5 below, MLF Partners 100 owned 0 Shares and warrants to purchase an additional 8,795 Shares.  The aggregate cost of such warrants is approximately $24,187.  The funds used to purchase such warrants came from the working capital of MLF Partners 100.

Following the distributions described in further detail in Item 5 below, Mr. Feshbach also owned (i) 29,719 Shares received in his capacity as a director of the Issuer and (ii) 216,004 Shares acquired via an in-kind distribution made by MLF Offshore on September 30, 2008. The Shares held directly by Mr. Feshbach were issued to him as part of his compensation as a director of the Issuer and received as part of the in-kind distribution by MLF Offshore to its partners.

Item 4 is hereby amended to add the following:

Item 4.	Purpose of Transaction

Effective following the Issuer’s annual meeting, Mr. Feshbach no longer serves as a director of the Issuer.

Items 5(a) through (c) and (e) are hereby amended in their entirety as follows:

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 31,108,981 Shares outstanding as of September 9, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Report for the quarter ended August 2, 2008 on Form 10-Q as filed with the Securities and Exchange Commission on September 11, 2008.

Following the distributions on September 30, 2008 by MLF Offshore and MLF Partners 100 to their partners, respectively, (i) Mr. Feshbach directly owned 29,179 Shares received in his capacity as a director of the Issuer and 216,004 Shares acquired via an in-kind distribution made by MLF Offshore, and may be deemed to own the 211,741 Shares beneficially owned by MLF Offshore, 8,795 Shares beneficially owned by MLF Partners 100, or an aggregate of 465,719 Shares, constituting approximately 1.5% of the shares of Common Stock outstanding, (ii) each of MLFI, MLF Holdings, and MLF Capital beneficially owned 220,536 Shares (including 206,548 Shares and 8,795 Shares issuable upon the exercise of warrants held by MLF Offshore and MLF Partners 100, respectively), constituting less than 1% of the Shares outstanding, (iii) each of MLF Offshore and MLF Cayman beneficially owned 211,741 Shares (including 206,548 Shares issuable upon the exercise of warrants held by MLF Offshore), constituting less than 1% of the Shares outstanding, and (iv) MLF Partners 100 beneficially owned 8,795 Shares (consisting of 8,795 Shares issuable upon the exercise of options held by MLF Partners 100), constituting less than 1% of the Shares outstanding.

CUSIP NO. 246911 10 1

(b)           Each of MLFI, MLF Holdings, MLF Capital and Mr. Feshbach shares the power to vote and dispose or to direct the vote and disposition of 220,536 Shares, or less than 1% of the Shares outstanding.  In addition, Mr. Feshbach has sole power to vote and dispose of an additional 245,183 shares of Common Stock, or less than 1% of the shares of Common Stock outstanding.

Each of MLF Offshore and MLF Cayman shares the power to vote and dispose or to direct the vote and disposition of 211,741 Shares, or less than 1% of the Shares outstanding.  MLF Partners 100 shares the power to vote and dispose or to direct the vote and disposition of 8,795 Shares, or less than 1% of the Shares outstanding.

(c)           On September 30, 2008, MLF Offshore made an in-kind distribution of 5,117,998 Shares to its partners.

On September 30, 2008, MLF Partners 100 made an in-kind distribution of 218,147 Shares to its partners.

(e)           Following the distributions on September 30, 2008 by MLF Offshore and MLF Partners 100 to their partners, respectively, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 246911 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2008

/s/ Matthew L. Feshbach
MATTHEW L. FESHBACH

MLF INVESTMENTS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

By: MLF Cayman GP, Ltd.
Title: General Partner

By: MLF Capital Management, L.P.
Sole shareholder

By: MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF CAYMAN GP, LTD.

By: MLF Capital Management, L.P.
Sole shareholder

By: MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

CUSIP NO. 246911 10 1

MLF CAPITAL MANAGEMENT, L.P.

By: MLF Holdings, LLC General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF HOLDINGS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF PARTNERS 100, L.P.

By: MLF Capital Management, L.P.
Title: General Partner

By: MLF Holdings, LLC
Title: General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member